27



06014713

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Rengo Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5106 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/28/06



PROFIT ANNOUNCEMENT FOR DISTRIBUTION TO SHAREHOLDERS

REMGRO LIMITED

Registration Number 1968/006415/06
ISIN ZAE000026480 Share code REM

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2006

3-31-06
AR/S

SALIENT FEATURES

• HEADLINE EARNINGS PER SHARE:	+4.7%
• HEADLINE EARNINGS PER SHARE – EXCLUDING NON-RECURRING PORTION OF BEE COSTS:	+12.5%
• ORDINARY DIVIDEND PER SHARE:	+15.0%
• SPECIAL DIVIDEND PER SHARE:	400 CENTS
• INTRINSIC VALUE PER SHARE AT YEAR-END:	R157.59
• FIVE-YEAR COMPOUND GROWTH RATES:	
– HEADLINE EARNINGS PER SHARE – EXCLUDING NON-RECURRING PORTION OF BEE COSTS:	13.1% p.a.
– ORDINARY DIVIDEND PER SHARE:	17.4% p.a.

ABRIDGED CONSOLIDATED BALANCE SHEET

	2006 R'm	2005 R'm
ASSETS		
Property, plant and equipment	**2 318**	3 995
Biological agricultural assets	**95**	94
Investment properties	**31**	31
Goodwill and trade marks	**352**	386
Investments – Associated companies	**26 098**	28 201
– Other	**4 136**	1 948
Loans	**6**	157
Deferred taxation	**90**	154
Cash and cash equivalents	**6 357**	2 372
Other current assets	**1 853**	2 401
Total assets	**41 336**	39 739
EQUITY AND LIABILITIES		
Shareholders' equity	**37 494**	34 833
Minority interest	**596**	2 011
Total equity	**38 090**	36 844
Interest-bearing loans	**216**	336
Other non-current liabilities	**975**	705
Non-interest-bearing current liabilities	**2 055**	1 854
Total equity and liabilities	**41 336**	39 739
Net asset value per share (Rand)		
– At book value	**R78.14**	R71.51
– At intrinsic value *		
– at year-end	**R157.59**	R119.97
– at 21 June 2006 (20 June 2005)	**R169.01**	R132.94

** Unaudited*

ABRIDGED CONSOLIDATED INCOME STATEMENT

	2006 R'm	2005 R'm
Sales	**9 802**	9 948
Inventory expenses	**(4 919)**	(5 205)
Personnel costs	**(2 603)**	(2 442)
Depreciation	**(293)**	(262)
Other net operating expenses	**(771)**	(953)
Dividends received	**410**	79
Interest received	**341**	275
Finance costs	**(29)**	(56)
Net impairment of investments, assets and goodwill	**3**	22
Profit on redemption and sale of investments	**3 162**	2 194
Consolidated profit before tax	**5 103**	3 600
Taxation	**(857)**	(417)
Consolidated profit after tax	**4 246**	3 183
Share of after-tax profit of associated companies	**4 354**	5 742
Net profit for the year	**8 600**	8 925
Attributable to:		
Equity holders	**8 202**	8 518
Minority interests	**398**	407
	8 600	8 925

ASSOCIATED COMPANIES

	2006 R'm	2005 R'm
Share of after-tax profit of associated companies		
Profit before taking into account impairments, capital and non-recurring items	**4 428**	4 514
Net impairment of investments, assets and goodwill	**(157)**	(202)
Profit on the sale of investments	**681**	1 663
Restructuring costs	**(280)**	(265)
Non-recurring portion of BEE costs	**(380)**	-
Other capital and non-recurring items	**62**	32
	4 354	5 742

RECONCILIATION OF HEADLINE EARNINGS

	2006 R'm	2005 R'm
Net profit for the year attributable to equity holders	**8 202**	8 518
Plus/(minus) – portion attributable to equity holders:		
– Net impairment of investments, assets and goodwill	**157**	197
– Profit on redemption and sale of investments	**(3 475)**	(3 828)
– Restructuring costs	**279**	216
– Other capital and non-recurring items	**(67)**	(38)
– Net surplus, after taxation, on disposal of property, plant and equipment	**(12)**	(67)
Headline earnings	**5 084**	4 998
Non-recurring portion of BEE costs	**380**	-
Headline earnings – excluding non-recurring portion of BEE costs	**5 464**	4 998

EARNINGS AND DIVIDENDS

	2006 Cents	2005 Cents
Headline earnings per share		
– Basic	**1 052.3**	1 005.0
– Diluted	**1 027.7**	977.7
Headline earnings per share – excluding non-recurring portion of BEE costs		
– Basic	**1 130.9**	1 005.0
– Diluted	**1 106.1**	977.7
Earnings per share		
– Basic	**1 697.6**	1 712.9
– Diluted	**1 671.3**	1 677.2
Dividends per share		
Ordinary	**361.00**	314.00
– Interim	**133.00**	116.00
– Final	**228.00**	198.00
Special	**400.00**	600.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2006 R'm	2005 R'm
Balance at 1 April	**36 844**	30 926
IFRS adjustments at 1 April	**(341)**	-
Restated balance at 1 April	**36 503**	30 926
Exchange rate adjustments	**(1 395)**	250
Net fair value adjustments for the year	**1 903**	46
Net profit for the year	**8 600**	8 925
Dividends paid	**(4 676)**	(2 645)
Capital invested by minorities	**17**	21
Change in reserves of subsidiary companies, associated companies and joint ventures	**(527)**	569
Purchase of shares by wholly owned subsidiary (treasury shares)	**(977)**	(1 235)
Medi-Clinic*	**(1 418)**	-
Shares purchased by The Remgro Share Trust	**92**	(24)
Long-term share incentive scheme reserve	**(21)**	11
Cancellation of treasury shares	**(11)**	-
Balance at 31 March	**38 090**	36 844

* *Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006. This adjustment represents the elimination of minorities with the reclassification from a subsidiary to an associated company.*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	2006 R'm	2005 R'm
Cash flow from operating activities	**1 786**	1 785
Taxation paid	**(369)**	(546)
Dividends received	**3 888**	2 451
Cash available from operating activities	**5 305**	3 690
Dividends paid	**(4 676)**	(2 642)
Net cash inflow from operating activities	**629**	1 048
Investing activities	**3 364**	(2 203)
Financing activities	**99**	9
Net increase/(decrease) in cash and cash equivalents	**4 092**	(1 146)
Cash and cash equivalents at the beginning of the year	**2 247**	3 393
Cash and cash equivalents at the end of the year	**6 339**	2 247
Cash and cash equivalents – per balance sheet	**6 357**	2 372
Bank overdraft	**(18)**	(125)

ADDITIONAL INFORMATION

	2006	2005
Number of shares in issue		
– Ordinary shares of 1 cent each	**448 802 207**	486 493 650
Issued at 1 April	**486 493 650**	486 493 650
Cancelled during the year	**(37 691 443)**	-
– Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total number of shares in issue	**484 308 559**	522 000 002
Number of shares held in treasury	**(4 473 004)**	(34 903 000)
Ordinary shares repurchased and held in treasury	**(1 379 635)**	(30 521 841)
Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(3 093 369)**	(4 381 159)
	479 835 555	487 097 002
Weighted number of shares	**483 154 691**	497 292 403

In determining earnings per share and headline earnings per share the weighted number of shares was taken into account.

	2006 R'm	2005 R'm
Listed investments		
Associated		
– Book value	**9 989**	11 946
– Market value	**23 248**	19 893
Other		
– Book value	**4 013**	1 866
– Market value	**4 013**	1 866
Unlisted investments		
Associated		
– Book value	**16 109**	16 255
– Directors' valuation	**41 564**	31 301
Other		
– Book value	**123**	82
– Directors' valuation	**123**	82

Additions to and replacement of property, plant and equipment	**689**	487
Capital commitments	**275**	857
(Including amounts authorised, but not yet contracted for)		
Dividends received		
Dividends included in consolidated profit	**410**	79
Dividends from associated companies set off against investments	**3 349**	2 501
Interest received		
From unlisted investments and deposits	**341**	275
(Included in consolidated profit)		

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that are consistent with those of the previous year, with the exception of the implementation of the following accounting standards:

- IFRS 5: Non-current assets held for sale and discontinued operations;
- IFRS 4: Insurance contracts, IAS 32: Financial instruments – Disclosure and presentation and IAS 39: Financial instruments – Recognition and measurement, which, in accordance with the transitional arrangements to IFRS, are not applied retrospectively; and
- IFRIC 8: The scope of IFRS 2.

2. PRIOR YEAR ADJUSTMENTS

International Financial Reporting Standards (IFRS)
With effect from 1 April 2005, Remgro is required to prepare its consolidated financial statements in accordance with IFRS. Consequently, the 31 March 2006 financial statements are Remgro's first complete set of financial statements under IFRS. As comparative information is also reported, the date for the transition to IFRS is effectively 1 April 2004. *IFRS 1: First-time adoption of IFRS* has been applied and the results for the comparative period have been restated accordingly. ***Refer to the Updated IFRS Transition Report, as distributed to shareholders during April 2006, for information regarding the adjustments.***

Implementation of IFRS 5
With effect from 1 April 2005, Remgro adopted *IFRS 5: Non-current assets held for sale and discontinued operations*.

As previously reported, Remgro sold its total shareholding in Absa Group Limited and Sage Group Limited during the year under review. Consequently, these investments were reclassified as "Assets held for sale" with effect from 1 April 2005, while previously they were reported under "Investments – Associated companies". During the year under review only dividend income from these companies was accounted for.

Due to the fact that the comparative figures are not restated under the transitional provisions of IFRS 5, certain items are not directly comparable on a line-for-line basis with those of the previous financial year.

Implementation of IFRIC 8
During January 2006 IFRIC (International Financial Reporting Interpretations Committee) issued an interpretation, i.e. *IFRIC 8: The scope of IFRS 2*. IFRIC 8 is applicable to financial reporting periods commencing on or after 1 May 2006 and should also be implemented on a fully retrospective basis.

During the year under review, various investee companies in the Group implemented black economic empowerment (BEE) transactions. To ensure consistent accounting treatment of these transactions, Remgro decided to implement IFRIC 8 in its 31 March 2006 financial year. The effect of that on Remgro's 2006 results has been a non-recurring charge of R379.7 million against headline earnings.

Due to the material effect that IFRIC 8 has on Remgro's results, headline earnings per share is also presented excluding the non-recurring portion of BEE costs.

OTHER ADJUSTMENTS
Restatement of comparative figures in respect of associated companies
FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH) restated their results for the year ended 30 June 2004 to comply with *AC 501: Accounting for secondary taxation on companies (STC)*. The effect of this restatement on Remgro's results for the year ended 31 March 2005 was an increase in headline earnings of R6 million. The comparative balance sheet has been restated accordingly.

During May 2006, FirstRand and RMBH also announced that their results are being restated to comply with the accounting standard on headline earnings. The Accounting Practice Committee of the South African Institute of Chartered Accountants revised this standard in such a manner that profits and losses on the realisation of equity accounted private equity or venture capital investments are excluded from headline earnings.

The effect of this restatement on Remgro's results for the year ended 31 March 2005, was a decrease in headline earnings of R41 million. This restatement had no effect on Remgro's earnings for the year ended 31 March 2005 or its comparative balance sheet.

Restatement of prior year headline earnings as a result of the above-mentioned adjustment:

	Year ended 31 March 2005 R'm
Income statement	
Headline earnings as reported during April 2006	5 039
Restatement of comparative figures in respect of associated companies	(41)
Restated headline earnings	4 998
Headline earnings per share as reported during April 2006 (cents)	1 013.3
Restated headline earnings per share (cents)	1 005.0

Comparison with prior year
Due to the fact that since 1 January 2006 Medi-Clinic has been accounted for as an associated company while previously it was consolidated, certain balance sheet and income statement items are not directly comparable with those of the previous financial year.

3. RESULTS

Headline earnings
During the year under review various investee companies in the Group concluded BEE transactions. The specific accounting treatment of these transactions impacted negatively on Remgro's headline earnings by R380 million (or 78.6 cents per share) for the 2006 year. However, headline earnings per share, excluding the non-recurring portion of BEE costs, increased by 12.5%.

Contribution to headline earnings per share

	2006 Cents	% Change	2005 Cents
Tobacco interests	**490.3**	18.2	414.8
Financial services	**297.2**	(11.7)	336.6
Industrial interests	**263.9**	16.1	227.4
Mining interests	**59.6**	190.7	20.5
Corporate finance and other interests	**19.9**	249.1	5.7
	1 130.9	12.5	1 005.0
Non-recurring portion of BEE costs	**(78.6)**		-
	1 052.3	4.7	1 005.0

Total headline earnings for the year to 31 March 2006 increased by 1.7% from R4 998 million to R5 084 million. Headline earnings per share increased by 4.7% from 1 005.0 cents to 1 052.3 cents due to the favourable impact of the share repurchase programme.

Contribution to headline earnings

	Non-recurring portion of BEE costs included		Non-recurring portion of BEE costs excluded		
	2006	%	**2006**	%	2005
	R'm	change	**R'm**	change	R'm
Tobacco interests	**2 369**	14.8	**2 369**	14.8	2 063
Financial services	**1 147**	(31.5)	**1 436**	(14.2)	1 674
Industrial interests	**1 184**	4.7	**1 275**	12.7	1 131
Mining interests	**288**	182.4	**288**	182.4	102
Corporate finance and other interests	**96**	242.9	**96**	242.9	28
	5 084	1.7	**5 464**	9.3	4 998

Currency movements continued to impact the Group's earnings. Due to a slightly stronger, but more stable rand, the unfavourable currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings declined from R103 million in 2005 to R26 million for the year under review, as set out in the table below.

Financial year:	**2006**	2005
Average exchange rate (£/R)	**11.4050**	11.5281
Closing exchange rate at year-end (£/R)	**10.6437**	11.7520
R&R contribution (£'m)	**208**	179
R&R contribution (R'm)	**2 369**	2 063
Unfavourable currency impact (R'm)	**(26)**	(103)

The contribution of the financial services interests to Remgro's headline earnings decreased by 31.5% from R1 674 million in 2005 to R1 147 million. With effect from 1 April 2005, Absa was reclassified as an "Asset held for sale" and was consequently no longer equity accounted. Dividends amounting to R123 million have been included in headline earnings for the year under review, while Absa's contribution to headline earnings in 2005 was R509 million. The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R1 024 million (2005: R1 160 million). This decrease can be attributed mainly to the non-recurring BEE cost resulting from FirstRand's BEE transaction concluded during May 2005. Remgro's attributable share of this cost, including the indirect interest held through its 23.1% interest in RMBH, amounts to R289 million.

The contribution of the industrial interests increased by 4.7%. The good performances by Rainbow, Total South Africa and Distell were offset by lower results from Dorbyl, Medi-Clinic and Nampak. The results from both Dorbyl and Medi-Clinic for the year under review were negatively influenced by secondary taxation on companies (STC) payable on special dividends paid during the year. Remgro's share of the non-recurring BEE cost resulting from the BEE transactions of Medi-Clinic and Nampak amounted to R71 million, while R20 million was also accounted for with regard to the BEE transaction concluded by Distell during the year under review.

The contribution of the mining interests to headline earnings increased by 182.4%, mainly as a result of the special dividend paid by Implats during March 2006. Total dividends received from Implats during the year under review amounted to R277 million (2005: R70 million) and was accounted for in headline earnings. Trans Hex reported lower results and its contribution to headline earnings decreased to R10 million (2005: R31 million). The average rough diamond prices deteriorated in the second half of the year, the cost of diamonds sold were higher and the Angolan and marine operations did not meet their production targets.

Earnings

Earnings per share, including capital profits realised with the sale of various investments, decreased by 0.9% to 1 697.6 cents. This decrease can be attributed mainly to the surplus accounted for during the 2005 year on the redemption by R&R of debentures, as well as unfavourable capital and non-recurring items of associated companies during the year under review.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 31.4% from R119.97 at 31 March 2005 to R157.59 at 31 March 2006. Refer to Annexure A for full details.

5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. This gives Remgro an effective interest of 10.2% in BAT at 31 March 2006. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA (Richemont).

During March 2006, Richemont redeemed a portion of its R&R debentures for cash amounting to £285 million. The funds available were part of the proceeds that R&R received in May 2004 upon the exercise by the holders of the warrants issued over the BAT preference shares that were previously held by R&R. Remgro elected not to redeem its pro rata portion of the debentures amounting to £142.5 million. Consequently, R&R issued new "2006" participation securities of nominal value to Remgro and Richemont in proportion to their shareholding. Dividends on these "2006" participation securities will cater for the effect that the disproportionate holding of debentures may have on the distribution by R&R of non-BAT income, which constitutes only a minor source of its income. This places Remgro in the position it would have been had Richemont not taken redemption of R&R debentures as described above. It therefore does not affect BAT dividends flowing to Remgro.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 28.9% at 31 March 2006 (2005: 28.3%).

R&R's share of BAT's earnings for the twelve months to 31 March 2006 is based on BAT's results for the year ended 31 December 2005 plus the results for the quarter to 31 March 2006 less the results for the quarter to 31 March 2005. Remgro's share of R&R's headline earnings is also shown in the table below.

	2006 £'m	2005 £'m
Attributable profit of BAT before capital and non-recurring items	**1 942**	1 731
Movement in present value of BAT preference shares and dividends	**-**	(8)
Adjusted attributable profit of BAT for the twelve months ended 31 March	**1 942**	1 723
R&R's share of the adjusted attributable profit of BAT:		
– 28.56% to 28.89% (2005: 28.05% to 29.57%)	**558**	489
Movement in present value of BAT preference shares and dividends	**-**	8
R&R's non-BAT income	**29**	37
R&R's adjusted headline earnings for the year ended 31 March	**587**	534
Remgro's share thereof:		
– 35.46% of R&R's share of the adjusted attributable profit of BAT (2005: 33.3% to 35.46%)	**198**	164
– 33.3% of R&R's non-BAT income	**10**	15
	208	179
	R'm	R'm
Translated at an average £/R rate of 11.4050 (2005: 11.5281)	**2 369**	2 063

In BAT's financial year to 31 December 2005, its adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 17% to 89.34 pence per share, mainly due to the improved underlying operating performance and reduced net finance costs, the impact of the formation of Reynolds American, and the share buy-back programme.

In BAT's quarter to 31 March 2006, its adjusted diluted earnings per share grew by 14% as a result of the increase in the profit from operations, the improved contribution from associated companies and the benefit of the share buy-back programme, partially offset by higher taxation and minority interests.

The following commentary is based on BAT's annual report for the year ended 31 December 2005.

BAT cigarette sales volumes from subsidiaries decreased by 1% to 678 billion from the prior year due to the merger of BAT's US business with R.J. Reynolds to form Reynolds American as well as the sale of Etinera, an Italian distribution business. However, excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2%. The four global drive brands – Dunhill, Kent, Lucky Strike and Pall Mall – performed well with an overall growth of 9% on a 'like for like' basis. Associates' volumes increased from 167 billion to 232 billion and, with the inclusion of these, total BAT volumes would have been 910 billion (2004: 853 billion).

BAT's profit from operations was 36% lower at £2 420 million, mainly due to the impact in 2004 of a significant £1 389 million gain on the Reynolds American merger. Excluding the merger of its US business with R.J. Reynolds and the sale of Etinera, on a 'like for like' basis, BAT's profit from operations would have been 9% higher, or 5% at constant rates of exchange. This 'like for like' information provides a better understanding of the subsidiaries' trading results. The strong profit performance reflected higher profit in all regions, except America-Pacific.

In Europe, profit increased by £34 million to £784 million, with particularly strong growth from Russia and Germany. The integration of the Smoking Tobacco and Cigars business in 2005, other cost savings and the positive impact of the change in trade terms in Italy also contributed to the result. Excluding a net £30 million gain as a result of the sale of Etinera at the end of 2004, partly offset by the consequent change in terms of trade, profit on a 'like for like' basis would have increased by £64 million or 9%. Volumes were 2% higher at 244 billion, with growth in Russia, Romania and Poland, partly offset by declines in Italy, Germany, Switzerland and Ukraine.

In Asia-Pacific, profit rose by £36 million to £531 million as good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and good results from many of its other markets more than covered the reductions in Malaysia and Vietnam. Volumes at 137 billion were 4% higher, as strong increases in Pakistan and Bangladesh were partially offset by declines in South Korea, Vietnam and Malaysia.

In Latin-America, profit increased by £82 million to £530 million as good performances across the region reflected higher volumes and margins, further helped by stronger currencies in many of the markets. Volumes at 149 billion increased slightly as growth in many markets was partly offset by declines in Mexico and Argentina.

Profit in the Africa and Middle East region grew by £74 million to £434 million, mainly driven by South Africa and reduced losses from Turkey. Volumes grew by 5% to 103 billion, with strong growth from the Middle East markets and Turkey.

On a 'like for like' basis, the America-Pacific regional profit declined by £54 million to £436 million, with lower contributions from both Canada and Japan. Increased volumes in Japan were more than offset by a decrease in Canada leading to an overall decline of 2%. As the comparative period included in the US tobacco businesses (now merged with R.J. Reynolds and included in associates), the reported regional volumes were 34% lower at 45 billion, while the reported profit was £203 million down.

BAT's share of the post-tax results of its own associates increased by £266 million to £392 million, reflecting the inclusion of £244 million for Reynolds American following its formation in July 2004. On a pro forma US GAAP basis, as if the combination of the R.J. Reynolds domestic US tobacco business with Brown & Williamson had been completed on 1 January 2004, Reynolds American reported that operating profit for the year increased by 35% and net income rose by 29%. These results demonstrate the success of the business combination. The higher income principally reflected improved pricing and merger synergies.

6. OTHER INVESTMENTS

The most important changes to Remgro's other investments during the year under review were as follows:

Absa Group Limited (Absa)
During July 2005, Remgro sold its entire interest in Absa to Barclays Plc for R5 064 million at a price of R82.50 per share. An after-tax capital gain of R2 570 million was realised on this transaction.

Medi-Clinic Corporation Limited (Medi-Clinic)
During December 2005, Medi-Clinic implemented its black ownership initiative and capital restructuring.

In terms of this transaction, Medi-Clinic's strategic black partners (a BEE consortium) acquired approximately 14.9 million ordinary shares on a pro rata basis from all shareholders in the ratio of 4.25 ordinary shares for each 100 ordinary shares held. The price per ordinary share was R18.40. Consequently, Remgro received R139.5 million. At the same time Medi-Clinic issued 44.3 million ordinary shares to the BEE consortium and to a trust set up for the benefit of participating employees. This resulted in the dilution of Remgro's interest in Medi-Clinic from 51.8% (as at 30 September 2005) to 48.0% as at 31 March 2006. As a result, Medi-Clinic was no longer consolidated and accounted for as an associated company from 1 January 2006. An after-tax capital gain of R70 million was realised on this transaction.

FirstRand Limited (FirstRand)
In May 2005, FirstRand announced that all conditions precedent in respect of its BEE transaction had been complied with.

In terms of this transaction, FirstRand bought back approximately 416.2 million ordinary shares on a pro rata basis from all shareholders in the ratio of 7.6 ordinary shares for each 100 ordinary shares held. The price per ordinary share amounted to R12.28 and Remgro received R486.0 million on 16 May 2005. An after-tax capital gain of R123 million was realised. As part of this transaction, FirstRand also issued 119 million ordinary shares to the BEE consortium.

On 31 March 2006, Remgro's total interest in FirstRand, including the indirect interest held through its 23.1% interest in RMBH, was 17.0% (2005: 18.0%).

RMB Holdings Limited (RMBH)
RMBH distributed R1.00 per ordinary share to its shareholders in terms of a capital reduction scheme, and Remgro received R274 million during November 2005.

Sage Group Limited (Sage)
During September 2005, Remgro sold its 17.9% interest in Sage to Momentum Group Limited for R114 million, or R1.75 per Sage share, comprising an initial payment of R1.42 per share and a potential subsequent payment of up to R0.33 per share. The initial payment received amounted to R92 million. An after-tax capital gain of R10 million was realised on this transaction. The potential subsequent payment is still subject to certain tax queries being resolved.

Kagiso Trust Investments (Proprietary) Limited (KTI)
During December 2005, the Competition Authorities gave their approval for Remgro's acquisition of 37% (on a fully diluted basis) of the issued ordinary shares of KTI. The purchase price, including transaction costs, amounted to R463 million. KTI is an established black empowerment company, with a sound investment track record, and has an investment portfolio and strategy complementary to that of Remgro. With their combined industry expertise, the acquisition will present an opportunity for Remgro and KTI to jointly pursue investment opportunities.

For the year under review, no income from KTI was accounted for. In future KTI (that has a June year-end) will be equity accounted by Remgro for the twelve-month period ending December each year.

Nampak Limited (Nampak)
During September 2005, Nampak's shareholders approved its BEE transaction. The operative date of the scheme was 31 October 2005.

In terms of the transaction, Remgro sold 10 Nampak shares for every 100 held. The price per ordinary share was R15.13 and Remgro received R131.3 million during October 2005. On 31 March 2006, Remgro's interest in Nampak was 13.5% (2005: 13.7%).

Distell Group Limited (Distell)
During September 2005, Distell announced the introduction of a BEE partner. In terms of this transaction, Distell disposed of 15% in its operating company for a consideration of approximately R869.4 million.

Repurchase of Remgro shares
During the year under review, a wholly owned subsidiary company of Remgro acquired a further 8 549 237 ordinary Remgro shares at an average price of R114.34 for a total amount of R977.5 million. Wholly owned subsidiary companies sold 37 691 443 shares, held in treasury, to Remgro Limited during March 2006. These shares were cancelled as issued shares by the latter. After this cancellation, 1 379 635 ordinary Remgro shares (0.3%) are held as treasury shares by a wholly owned subsidiary.

During the year under review, The Remgro Share Trust purchased 21 000 (2005: 660 018) ordinary Remgro shares at an average price of R134.46 (2005: R90.93) for a total amount of R2.8 million (2005: R60.0 million), while 1 308 790 shares were delivered to participants against payment of the subscription price.

Subsequent to the year-end

Gencor Limited (Gencor)
On 14 March 2006, Gencor announced that it has been placed under voluntary liquidation and that a final liquidation dividend of R0.20 per share will be paid to shareholders. During May 2006, Remgro received R7.6 million as a liquidation dividend.

7. CASH RESOURCES AND APPLICATION

The Company's cash resources at 31 March 2006 are as follows:

	Local R'm	Offshore R'm	Total R'm
Per consolidated balance sheet	**4 628**	**1 729**	**6 357**
Less: Cash from other operating subsidiaries	**(562)**	–	**(562)**
Cash at the centre	**4 066**	**1 729**	**5 795**
Attributable share of R&R's cash	–	**1 524**	**1 524**
Available cash	**4 066**	**3 253**	**7 319**

The final ordinary dividend per share has been increased by 15.2% to 228 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2006 have consequently increased by 15.0% from 314 cents to 361 cents.

Given the Group's strong cash position, the Board has decided to also declare a special dividend of 400 cents per share.

The total distribution to shareholders in respect of the financial year is as follows:

(Based on total issued shares at time of payment)	2006 R'm	2005 R'm
Ordinary		
- Interim	**694**	606
- Final	**1 104**	1 033
	1 798	1 639
Special	**1 937**	3 132
Total	**3 735**	4 771

The Board is of the opinion that, after the above distribution to shareholders, the Group will have sufficient cash resources to pursue investment opportunities and to continue its share repurchase programme.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

TRIBUTE

On this occasion, the Board of Remgro wishes to pay tribute to the late Dr Anton Rupert, founder of the Rembrandt group of companies from which Remgro emanated.

Dr Rupert's business acumen and visionary leadership laid the foundation on which this company could further build successfully. He left a legacy of which the Board, staff and shareholders can be justly proud of. We also should like to convey, once again, our deepest condolences to his family.

It was with sadness and a feeling of great loss that the Board of Remgro received the news of the passing away of Mr Eric Molobi, a non-executive director of the Company for many years, on 4 June 2006.

Mr Molobi will be remembered as an experienced businessman and leader of people. His invaluable advice and insight into the economic and developmental issues of our country will be sorely missed. We were privileged to benefit from his wisdom.

The Remgro Board wishes to pay tribute to a South African who always walked tall and dedicated his life and his career to the upliftment and empowerment of his fellow-countrymen. We honour his memory and convey our deepest condolences to his next of kin.

DIVIDEND DECLARATION

Declaration of Dividend No 12

Notice is hereby given that a final dividend of 228 cents (2005: 198 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2006.

Declaration of Special Dividend

Notice is hereby given that a special dividend of 400 cents per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Dates of importance:

Last day to trade in order to participate in the final and special dividend	Friday, 11 August 2006
Trading on or after this date will be ex the final and special dividend	Monday, 14 August 2006
Record date	Friday, 18 August 2006
Payment date	Monday, 21 August 2006

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 14 August 2006, and Friday, 18 August 2006, both days inclusive.

The Annual Report will be posted to members during July 2006.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
22 June 2006

DIRECTORATE

Non-executive directors

Johann Rupert (*Chairman*), E de la H Hertzog (*Vice-chairman*),
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
E Molobi*#, J F Mouton*,
D Prins*, F Robertson*
(**Independent*)
(#*Deceased – 4 June 2006*)

Executive directors

M H Visser (*Chief Executive Officer*),
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary

M Lubbe (Mrs)

Listing

JSE Limited
Sector: Financials – General Financial

American depositary receipt (ADR) program

Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary

The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office

Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries

Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors

PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor

Rand Merchant Bank (A Division of FirstRand Bank Limited)

Website

www.remgro.com

ANNEXURE A

INTRINSIC NET ASSET VALUE

	Notes	Shares held million	Stock exchange closing price	£'m	Exchange rate	31 March 2006 R'm	31 March 2005 R'm
Tobacco interests							
R&R Holdings				3 200.5	10.6437	34 065	26 276
- BAT ordinary shares	1	214.3	1 394	2 987.3			
- Cash and dividends receivable				213.6			
- Other net assets				(0.4)			
Financial services							
FirstRand		481.1	2 000			9 623	6 941
RMB Holdings		274.1	2 915			7 990	5 874
Absa Group		-	-			-	4 629
Sage Group		-	-			-	120
Sagecor						1	26
Industrial interests							
Medi-Clinic Corporation		171.0	2 065			3 531	2 732
Unilever Bestfoods Robertsons						1 984	1 711
Distell Group		58.7	3 600			2 112	1 405
Nampak		78.1	1 675			1 308	1 371
Total South Africa						1 889	1 187
Rainbow Chicken		172.8	950			1 642	1 124
Tsb Sugar						1 260	1 028
Air Products South Africa						801	606
Dorbyl		14.1	1 362			191	422
Wispeco						441	304
Kagiso Trust Investments		-				710	-
Caxton		7.8	1 500			117	89
Mining interests							
Implats		3.3	116 500			3 886	1 751
Trans Hex Group		30.2	1 201			363	529
Gencor		38.0	20			8	6
Other							
Sundry investments and loans						116	72
Deferred taxation asset/(liability)						(417)	(107)
Other net assets/(liabilities)						(100)	390
Cash at the centre							
- Local	2					4 066	782
- Offshore	2			162.4	10.6437	1 729	312
Intrinsic net asset value						77 316	59 580
Potential CGT liability	3					(1 699)	(1 141)
Intrinsic net asset value after tax						75 617	58 439
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)						479.8	487.1
INTRINSIC VALUE PER SHARE						R157.59	R119.97

Notes

1. This represents Remgro's effective interest of 10.2% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. The listed investments are valued at stock exchange prices and unlisted investments at directors' valuation.